Exhibit 99.2

Megan Holdings Limited Announces Closing of $8.3 Million Follow-on Public Offering

Malaysia, Kuala Lumpur, Feb. 27, 2026 (GLOBE NEWSWIRE) -- Megan Holdings Limited (Nasdaq: MGN) (the “Company” or “Megan”), a Malaysia-based company principally engaged in the development, construction, and maintenance of aquaculture farms and related works, today announced the closing of its follow-on public offering (the “Offering”) of 20,750,000 Class A ordinary shares, par value US$0.0001 per share, at a public offering price of US$0.40 per share.

Gross proceeds to the Company, before deducting placement agent fees and other offering expenses, were US$8.3 million.

D. Boral Capital LLC acted as the exclusive placement agent in connection with the Offering. Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company. Loeb & Loeb LLP acted as U.S. securities counsel to the placement agent.

The securities described above were offered pursuant to a registration statement on Form F-1 (File No. 333-292850), as amended (the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2026. The Offering was made only by means of a prospectus forming part of the Registration Statement. A final prospectus relating to the Offering has been filed with the SEC. Copies of the final prospectus may be obtained from D. Boral Capital LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, at +1 (212) 970-5150.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Megan Holdings Limited

Megan is a Malaysia-based company principally engaged in the development, construction, and maintenance of aquaculture farms and related works. Since its inception in 2020, the Company has strived to establish itself as a trusted and experienced provider of shrimp farm related maintenance services in Malaysia. Complementary to its upgrading and maintenance services, Megan also assist customers with the design and development of new farms, including the development and construction of a shrimp hatchery center in Semporna, Sabah, and the development of a 111-acre shrimp farm in Tawau, Sabah, Malaysia. Megan also assists customers in sourcing building materials and machineries available for rental for use on their farms, positioning itself as a one-stop center for aquaculture and agriculture needs. For more information, please visit the company’s website: https://www.meganmezanin.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in its registration statement on Form F-1 and other filings with the SEC.

For media inquiries, please contact:

Megan Holdings Limited

Investor Relations Department
Email: info@meganmezanin.com